24 August 2023

RELX PLC

2023 Interim Dividend Euro Equivalent

RELX PLC (the Company) today announces the Euro equivalent amount in respect of the interim dividend of 17.0 pence per share for the year ending 31 December 2023, which was announced on 27 July 2023.

Shareholders who hold their shares through Euroclear Nederland will receive a dividend in Euro of €0.199 per share, unless they have elected to receive their dividend in Pounds Sterling.  Shareholders who validly submitted a dividend currency election by 21 August 2023 to receive their dividend in Pounds Sterling will receive a dividend of 17.0 pence per share.

Shareholders who appear on the Register of Members or hold their shares through CREST will receive a dividend in Pounds Sterling of 17.0 pence per share unless they have elected to receive their dividend in Euro. Shareholders who validly submitted a dividend currency election by 21 August 2023 to receive their dividend in Euro will receive a dividend of €0.199 per share.

The dividend is payable on 7 September 2023.